UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM T-3

FOR APPLICATIONS FOR QUALIFICATION OF INDENTURES

UNDER THE TRUST INDENTURE ACT OF 1939

IHEARTCOMMUNICATIONS, INC.

(Name of Applicant)*

20880 Stone Oak Parkway

San Antonio, Texas 78258

(Address of principal executive offices)

Securities to be Issued under the Indenture to be Qualified

Title of Class	Amount
Senior Secured Notes	Undetermined amount

Approximate date of proposed public offering: On, or as soon as practicable after the Effective Date under the Plan of Reorganization (as defined herein).

Name and registered address of agent for service:

Lauren E. Dean

Senior Vice President, Associate General Counsel and Assistant Secretary

iHeartCommunications, Inc.

20880 Stone Oak Parkway

San Antonio, Texas 78258

With a copy to:

James S. Rowe

Ana Sempertegui

Kirkland & Ellis LLP

Chicago, Illinois 60654

(312) 862-2000

The Applicants hereby amend this Application for Qualification on such date or dates as may be necessary to delay its effectiveness until (i) the 20th day after the filing of an amendment which specifically states that it shall supersede this Application for Qualification, or (ii) such date as the Securities and Exchange Commission, acting pursuant to Section 307(c) of the Trust Indenture Act of 1939 (the “Trust Indenture Act”), may determine upon the written request of the Applicants.

*	The Guarantors listed on the following page are also included in this Application as Applicants.

EXPLANATORY NOTE

Reference is made to the Disclosure Statement (as may be amended or supplemented, the “Disclosure Statement”) for the Fourth Amended Joint Plan of Reorganization of iHeartMedia, Inc., et al. pursuant to Chapter 11 of the Bankruptcy Code (as amended or supplemented, the “Plan of Reorganization”), copies of which will be included herein as Exhibits T3E.1 and T3E.2, respectively. Pursuant to the Plan of Reorganization, iHeartCommunications, Inc. and its subsidiary debtors will distribute an aggregate of $5,750.0 million in principal amount of new debt comprised of new term loans, new senior secured notes (the “New Secured Notes”) and/or new senior unsecured notes to certain of their creditors. The principal amount of each tranche of new debt, including the New Secured Notes, has not yet been determined.

GENERAL

7.	General Information.

iHeartCommunications, Inc. (the “Company” or the “Issuer”) is a Texas corporation established in 1974. The guarantors identified below (the “Guarantors” and, together with the Company, the “Applicants”) have the following forms of organization and jurisdictions of formation or incorporation.

Guarantor	Form	Jurisdiction
AMFM Broadcasting Licenses, LLC	Limited liability company	Delaware
AMFM Broadcasting, Inc.	Corporation	Delaware
AMFM Operating Inc.	Corporation	Delaware
AMFM Radio Licenses, LLC	Limited liability company	Delaware
AMFM Texas Broadcasting, LP	Limited partnership	Delaware
AMFM Texas Licenses, LLC	Limited liability company	Texas
AMFM Texas, LLC	Limited liability company	Delaware
Broader Media, LLC	Limited liability company	Delaware
Capstar Radio Operating Company	Corporation	Delaware
Capstar TX, LLC	Limited liability company	Texas
CC Broadcast Holdings, Inc.	Corporation	Nevada
CC Finco, LLC	Limited liability company	Delaware
CC Finco Holdings, LLC	Limited liability company	Delaware
CC Licenses, LLC	Limited liability company	Delaware
CCOI Holdco Parent II, LLC	Limited liability company	Delaware
Christal Radio Sales, Inc.	Corporation	Delaware
Cine Guarantors II, Inc.	Corporation	California
Citicasters Co.	Corporation	Ohio
Citicasters Licenses, Inc.	Corporation	Texas
Clear Channel Broadcasting Licenses, Inc.	Corporation	Nevada
Clear Channel Investments, Inc.	Corporation	Nevada
Clear Channel Metro, LLC	Limited liability company	Delaware
Clear Channel Mexico Holdings, Inc.	Corporation	Nevada
Clear Channel Real Estate, LLC	Limited liability company	Delaware
Critical Mass Media, Inc.	Corporation	Ohio
iHeartMedia Capital I, LLC	Limited liability company	Delaware
iHeartMedia + Entertainment, Inc.	Corporation	Nevada
iHeartMedia Management Services, Inc.	Corporation	Texas
iHeartMedia Tower Co. Holdings, LLC	Limited liability company	Delaware
iHM Identity, Inc.	Corporation	Texas
Katz Communications, Inc.	Corporation	Delaware
Katz Media Group, Inc.	Corporation	Delaware
Katz Millennium Sales & Marketing Inc.	Corporation	Delaware
Katz Net Radio Sales, Inc.	Corporation	Delaware
M Street Corporation	Corporation	Washington
Premiere Networks, Inc.	Corporation	Delaware

Guarantor	Form	Jurisdiction
Terrestrial RF Licensing, Inc.	Corporation	Nevada
TTWN Networks, LLC	Limited liability company	Delaware
TTWN Media Networks, LLC	Limited liability company	Maryland

8.	Securities Act Exemption Applicable.

Pursuant to the terms of the Plan of Reorganization, the Applicants intend to offer, subject to the conditions set forth in the Disclosure Statement and the Plan of Reorganization, under an indenture to be qualified hereby (the “Indenture”), the New Secured Notes to holders of Allowed Claims (as defined in the Plan of Reorganization) of Classes 4, 5A, 5B, 6 and 7E (each, as defined in the Plan of Reorganization) (collectively, the “Allowed Claimholders”), which New Secured Notes will be guaranteed by the Guarantors.

The Plan of Reorganization will become effective on the date on which all conditions to the effectiveness of the Plan of Reorganization have been satisfied or waived (the “Effective Date”).

The issuance of the New Secured Notes is exempt from registration under the Securities Act of 1933, as amended (the “Securities Act”), pursuant to the exemption provided by Section 1145(a)(1) of the United States Bankruptcy Code (the “Bankruptcy Code”). Section 1145(a)(1) of the Bankruptcy Code exempts an offer and sale of securities under a plan of reorganization from registration under the Securities Act and state securities laws if three principal requirements are satisfied: (i) the securities must be offered and sold under a plan of reorganization and must be securities of the debtor, an affiliate participating in a joint plan with the debtor or a successor to the debtor under the plan of reorganization; (ii) the recipients of the securities must hold a prepetition or administrative expense claim against the debtor or an interest in the debtor; and (iii) the securities must be issued entirely in exchange for the recipient’s claim against or interest in the debtor, or principally in such exchange and partly for cash or property. The Company believes that the issuance of the New Secured Notes to the Allowed Claimholders will satisfy the aforementioned requirements.

AFFILIATIONS

9.	Affiliates.

The diagrams filed herewith under Exhibit T3H indicate the relationship of the Applicants to each of their affiliates as of the date of this Application and after the Effective Date, as applicable. All of the entities appearing therein are expected to exist as of the consummation of the Plan of Reorganization in the ownership structure shown therein.

Certain directors and officers of the Applicants may be deemed to be “affiliates” of the Applicants by virtue of their positions with the Applicants. See Item 4, “Directors and Executive Officers.”

Certain persons may be deemed to be “affiliates” of the Applicants by virtue of their holdings of voting securities of the Applicants. See Item 5, “Principal Owners of Voting Securities.”

MANAGEMENT AND CONTROL

10.	Directors and Executive Officers.

The following tables list the names and offices held by all directors and executive officers of each Applicant as of the date of this Application. Unless otherwise stated in any of the tables set forth below, the mailing address for each of the individuals listed in each of the tables for each of the entities set forth below is: c/o iHeartCommunications, Inc., 20880 Stone Oak Parkway, San Antonio, Texas 78258.

The Company

The directors and executive officers of the Company are the following individuals.

Name	Office
David C. Abrams	Director
John N. Belitsos	Director
Frederic F. Brace	Director
Richard J. Bressler	Director, President, Chief Operating Officer and Chief Financial Officer
James C. Carlisle	Director
John P. Connaughton	Director
Charles H. Cremens	Director
Matthew J. Freeman	Director
Laura Grattan	Director
Blair E. Hendrix	Director
Jonathon S. Jacobson	Director
Robert W. Pittman	Director
Scott M. Sperling	Director
Scott T. Bick	Senior Vice President - Tax
Brian D. Coleman	Senior Vice President and Treasurer
Lauren E. Dean	Senior Vice President, Associate General Counsel and Assistant Secretary
C. William Eccleshare	Chairman and Chief Executive Officer - Clear Channel Outdoor International
Wendy Goldberg	Executive Vice President - Communications
Scott D. Hamilton	Senior Vice President, Chief Accounting Officer and Assistant Secretary
Juliana F. Hill	Senior Vice President-Liquidity and Asset Management
Steven J. Macri	Senior Vice President - Corporate Finance
Jessica Marventano	Senior Vice President - Government Affairs
Paul McNicol	Executive Vice President and Deputy General Counsel
Steve Mills	Senior Vice President - Chief Information Officer
Robert W. Pittman	Chairman and Chief Executive Officer
Duaine Smith	Senior Vice President and General Auditor
Gayle Troberman	Executive Vice President and Chief Marketing Officer
Robert H. Walls, Jr.	Executive Vice President, General Counsel and Secretary
Scott R. Wells	Chief Executive Officer - Clear Channel Outdoor Americas

The Guarantors

The directors and executive officers of AMFM Broadcasting, Inc., AMFM Operating Inc., Capstar Radio Operating Company, CC Broadcast Holdings, Inc., Christal Radio Sales, Inc., Cine Guarantors II, Inc., Citicasters Co., Citicasters Licenses, Inc. Clear Channel Broadcasting Licenses, Inc., Critical Mass Media, Inc., iHeartMedia+Entertainment, Inc., Katz Communications, Inc., Katz Media Group, Inc., Katz Millennium Sales &

Marketing, Inc., Katz Net Radio Sales, Inc., M Street Corporation, Premiere Networks, Inc. and Terrestrial RF Licensing, Inc. are the following individuals.

Name	Office
Richard J. Bressler	Director, President and Chief Financial Officer
Scott T. Bick	Senior Vice President - Tax
Brian D. Coleman	Senior Vice President, Treasurer and Assistant Secretary
Stephen G. Davis	Senior Vice President - Real Estate, Facilities and Capital Management
Lauren E. Dean	Vice President, Associate General Counsel and Assistant Secretary
Jeff Littlejohn	Executive Vice President - Engineering and Systems Integration - IHM
Steven J. Macri	Executive Vice President and Chief Financial Officer - IHM
Robert H. Walls, Jr.	Director, Executive Vice President, General Counsel and Secretary

The managers and executive officers of AMFM Broadcasting Licenses, LLC, AMFM Texas Licenses, LLC, Capstar TX, LLC and CC Licenses, LLC are the following individuals.

Name	Office
Richard J. Bressler	Manager, President and Chief Financial Officer
Scott T. Bick	Senior Vice President - Tax
Brian D. Coleman	Senior Vice President, Treasurer and Assistant Secretary
Stephen G. Davis	Senior Vice President - Real Estate, Facilities and Capital Management
Lauren E. Dean	Vice President, Associate General Counsel and Assistant Secretary
Jeff Littlejohn	Executive Vice President - Engineering and Systems Integration - IHM
Steven J. Macri	Executive Vice President and Chief Financial Officer - IHM
Robert H. Walls, Jr.	Manager, Executive Vice President, General Counsel and Secretary

The executive officers of AMFM Radio Licenses, LLC, AMFM Texas, LLC, TTWN Networks, LLC and TTWN Media Networks, LLC are the following individuals. These entities are managed by their sole members.

Name	Office
Richard J. Bressler	President and Chief Financial Officer
Scott T. Bick	Senior Vice President - Tax
Brian D. Coleman	Senior Vice President, Treasurer and Assistant Secretary
Stephen G. Davis	Senior Vice President - Real Estate, Facilities and Capital Management
Lauren E. Dean	Vice President, Associate General Counsel and Assistant Secretary
Jeff Littlejohn	Executive Vice President - Engineering and Systems Integration - IHM
Steven J. Macri	Executive Vice President and Chief Financial Officer - IHM
Robert H. Walls, Jr.	Executive Vice President, General Counsel and Secretary

The general partner and limited partner of AMFM Texas Broadcasting, LP are as follows.

Name	Office
AMFM Broadcasting, Inc.	General Partner
AMFM Texas, LLC	Limited Partner

The managers and executive officers of Clear Channel Real Estate, LLC are the following individuals.

Name	Office
Richard J. Bressler	Manager, President and Chief Financial Officer
Scott T. Bick	Senior Vice President - Tax
Brian D. Coleman	Senior Vice President, Treasurer and Assistant Secretary
Stephen G. Davis	Senior Vice President - Real Estate, Facilities and Capital Management
Lauren E. Dean	Vice President, Associate General Counsel and Assistant Secretary
Robert H. Walls, Jr.	Manager, Executive Vice President, General Counsel and Secretary

The executive officers of Broader Media, LLC, CC Finco, LLC and CC Finco Holdings, LLC are the following individuals. These entities are managed by their sole members.

Name	Office
Richard J. Bressler	President and Chief Financial Officer
Scott T. Bick	Senior Vice President - Tax
Brian D. Coleman	Senior Vice President, Treasurer and Assistant Secretary
Lauren E. Dean	Vice President, Associate General Counsel and Assistant Secretary
Robert H. Walls, Jr.	Executive Vice President, General Counsel and Secretary

The directors and executive officers of Clear Channel Investments, Inc., Clear Channel Mexico Holdings, Inc., iHeartMedia Management Services, Inc. and iHM Identity, Inc. are the following individuals.

Name	Office
Richard J. Bressler	Director, President and Chief Financial Officer
Scott T. Bick	Senior Vice President - Tax
Brian D. Coleman	Senior Vice President, Treasurer and Assistant Secretary
Stephen G. Davis	Senior Vice President - Real Estate, Facilities and Capital Management
Lauren E. Dean	Vice President, Associate General Counsel and Assistant Secretary
Robert H. Walls, Jr.	Director, Executive Vice President, General Counsel and Secretary

The executive officers of CCOI Holdco Parent II LLC are the following individuals. This entity is managed by its sole member.

Name	Office
Richard J. Bressler	President and Chief Financial Officer
Scott T. Bick	Senior Vice President-Tax
David Burkett	Assistant Secretary
Brian D. Coleman	Senior Vice President, Treasurer and Assistant Secretary
Lauren E. Dean	Vice President, Associate General Counsel and Assistant Secretary
Katrin DeMarneffe	Assistant Secretary
Lynn A. Feldman	Executive Vice President, General Counsel and Assistant Secretary
Ade Galloway	Assistant Secretary
Kim Heintz	Executive Vice President-Human Resources
Gene Leehan	Executive Vice President and Senior Regional President
Dan Levi	Executive Vice President and Chief Marketing Officer
Salvador Llach	Assistant Secretary
Bob McCuin	Executive Vice President and President of Sales
David Sailer	Executive Vice President and Chief Financial Officer
Debra Sirower	Assistant Secretary
Robert H. Walls, Jr.	Executive Vice President, General Counsel and Secretary
Scott R. Wells	Chief Executive Officer and President

The managers and executive officers of iHeartMedia Capital I, LLC are the following individuals.

Name	Office
David C. Abrams	Manager
John N. Belitsos	Manager
Frederic F. Brace	Manager
Richard J. Bressler	Manager, President, Chief Operating Officer and Chief Financial Officer
James C. Carlisle	Manager
John P. Connaughton	Manager
Charles H. Cremens	Manager
Matthew J. Freeman	Manager
Laura Grattan	Manager
Blair E. Hendrix	Manager
Jonathon S. Jacobson	Manager
Robert W. Pittman	Manager
Scott M. Sperling	Manager
Scott T. Bick	Senior Vice President - Tax
Brian D. Coleman,	Senior Vice President and Treasurer
Lauren E. Dean	Senior Vice President, Associate General Counsel and Assistant Secretary
C. William Eccleshare	Chairman and Chief Executive Officer - Clear Channel Outdoor International
Wendy Goldberg	Executive Vice President - Communications
Scott D. Hamilton	Senior Vice President, Chief Accounting Officer and Assistant Secretary
Juliana F. Hill	Senior Vice President-Liquidity and Asset Management
Steven J. Macri	Senior Vice President - Corporate Finance
Jessica Marventano	Senior Vice President-Government Affairs
Paul McNicol	Executive Vice President and Deputy General Counsel
Steve Mills	Senior Vice President - Chief Information Officer
Robert W. Pittman	Chairman and Chief Executive Officer
Duaine Smith	Senior Vice President and General Auditor
Gayle Troberman	Executive Vice President and Chief Marketing Officer
Robert H. Walls, Jr.	Executive Vice President, General Counsel and Secretary
Scott R. Wells	Chief Executive Officer - Clear Channel Outdoor Americas

The managers and executive officers of iHeartMedia Tower Co. Holdings, LLC are the following individuals.

Name	Office
Richard J. Bressler	Manager, President and Chief Financial Officer
Scott T. Bick	Senior Vice President - Tax
Brian D. Coleman	Senior Vice President, Treasurer and Assistant Secretary
Stephen G. Davis	Senior Vice President - Real Estate, Facilities and Capital Management
Lauren E. Dean	Vice President, Associate General Counsel and Assistant Secretary
Scott D. Hamilton	Senior Vice President, Chief Accounting Officer and Assistant Secretary
Juliana F. Hill	Senior Vice President - Liquidity and Asset Management
Jeff Littlejohn	Executive Vice President - Engineering and Systems Integration - IHM
Steven J. Macri	Executive Vice President and Chief Financial Officer - IHM
Robert H. Walls, Jr.	Manager, Executive Vice President, General Counsel and Secretary

11.	Principal Owners of Voting Securities.

The following tables set forth certain information regarding each person known to the Company to own 10 percent or more of the voting securities of the Applicants as of the date of this Application. The mailing address of each holder listed in each of the tables set forth below is: c/o iHeartCommunications, Inc., 20880 Stone Oak Parkway, San Antonio, Texas 78258.

The Company

Name and Complete Mailing Address of Equityholder	Title of Class Owned	Amount Owned	Percentage of Voting Securities Owned
iHeartMedia Capital I, LLC	Common Stock	500,000,000	100%

It is anticipated that upon consummation of the Plan of Reorganization, iHeartMedia Capital I, LLC will continue to own all of the voting securities of the Company.

The Guarantors

Guarantor Name	Name and Complete Mailing Address of Equityholder	Title of Class Owned	Amount Owned	Percentage of Voting Securities Owned
AMFM Broadcasting Licenses, LLC	AMFM Broadcasting, Inc.	Membership Interest	N/A	100%
AMFM Broadcasting, Inc.	AMFM Operating Inc.	Common Stock, $0.10 per share	1,000	100
AMFM Operating Inc.	Clear Channel Holdings, Inc.	Common Stock, par value $0.01 per share	1,040	100
AMFM Radio Licenses, LLC	Capstar Radio Operating Company	Membership Interest	N/A	100
AMFM Texas Broadcasting, LP	AMFM Texas, LLC	Partnership shares	N/A	99
AMFM Texas Licenses, LLC	Capstar Radio Operating Company	Membership Interest	N/A	100
AMFM Texas, LLC	AMFM Broadcasting, Inc.	Membership Interest	N/A	100
Broader Media, LLC	CC Finco Holdings, LLC	Membership Interest	N/A	100
Capstar Radio Operating Company	AMFM Texas Broadcasting, LP	Common Stock, par value $0.10 per share	100	100
Capstar TX, LLC	Capstar Radio Operating Company	Membership Interest	N/A	100
CC Broadcast Holdings, Inc.	CC Broadcasting Licenses, Inc.	Common Stock, without par value	1,000	100
CC Finco, LLC	CC Finco Holdings, LLC	Membership Interest	N/A	100
CC Finco Holdings, LLC	iHeartCommunications, Inc.	Membership Interest	N/A	100
CC Licenses, LLC	iHeartMedia + Entertainment, Inc.	Membership Interest	N/A	100

Guarantor Name	Name and Complete Mailing Address of Equityholder	Title of Class Owned	Amount Owned	Percentage of Voting Securities Owned
CCOI Holdco Parent II, LLC	Clear Channel Outdoor, Inc.	Membership Interest	N/A	100
Christal Radio Sales, Inc.	Katz Communications, Inc.	Common Stock, par value $1.00 per share	1,000	100
Cine Guarantors II, Inc.	Citicasters Co.	Common Stock, par value $1.00 per share	100	100
Citicasters Co.	Clear Channel Holdings, Inc.	Class A Common Stock, no par value	100	100
Citicasters Licenses, Inc.	Citicasters Co.	Common Stock, par value $1.00 per share	1,000	100
Clear Channel Broadcasting Licenses, Inc.	Clear Channel Holdings, Inc.	Common Stock, par value $0.10 per share	100	100
Clear Channel Investments, Inc.	iHeartCommunications, Inc.	Common Stock, par value $0.10 per share	1,000	100
Clear Channel Metro, LLC	iHeartCommunications, Inc.	Membership Interest	N/A	100
Clear Channel Mexico Holdings, Inc.	Clear Channel Holdings, Inc.	Common Stock, without par value	N/A	100
Clear Channel Real Estate, LLC	Clear Channel Holdings, Inc.	Membership Interest	N/A	100
Critical Mass Media, Inc.	Clear Channel Holdings, Inc.	Common Stock, no par value	100	100
iHeartMedia Capital I, LLC	iHeartMedia Capital II, LLC	Membership Interest	N/A	100
iHeartMedia + Entertainment, Inc.	CC Broadcast Holdings, Inc.	Common Stock, $0.10 per share	100	100
iHeartMedia Management Services, Inc.	iHeartCommunications, Inc.	Common Stock, par value $0.01 per share	100	100
iHeartMedia Tower Co. Holdings, LLC	iHeartCommunications, Inc.	Membership Interest	N/A	100
iHM Identity, Inc.	iHeartCommunications, Inc.	Common Stock, par value $0.01 per share	100	100

Guarantor Name	Name and Complete Mailing Address of Equityholder	Title of Class Owned	Amount Owned	Percentage of Voting Securities Owned
Katz Communications, Inc.	Katz Media Group, Inc.	Common Stock, par value $0.01 per share	1,000	100
Katz Media Group, Inc.	AMFM Operating, Inc.	Common Stock, par value $0.01 per share	1,000	100
Katz Millennium Sales & Marketing Inc.	Katz Communications, Inc.	Common Stock, par value $0.10 per share	10,000	100
Katz Net Radio Sales, Inc.	Katz Communications, Inc.	Common Stock. par value $1.00 per share	100	100
M Street Corporation	Critical Mass Media, Inc.	Common Stock, without par value	1,000	100
Premiere Networks, Inc.	Clear Channel Holdings, Inc.	Common Stock, par value $0.01 per share	2,909.601	100
Terrestrial RF Licensing, Inc.	iHeartMedia + Entertainment, Inc.	Common Stock	1,000	100
TTWN Networks, LLC	TTWN Networks, LLC	Membership Interest	N/A	100
TTWN Media Networks, LLC	Clear Channel Metro, LLC	Membership Interest	N/A	100

It is anticipated that upon consummation of the Plan of Reorganization, the equityholders listed above will continue to own all of the voting securities of the Guarantors.

UNDERWRITERS

12.	Underwriters.

(a) The following table sets forth information regarding all persons who have acted as an underwriter of any securities of the Applicants within three years prior to the date of the filing of this Application.

Name	Mailing Address	Offering
Moelis & Company, LLC	399 Park Avenue New York, New York 10022	February 2017 Exchange Offer of 10.0% Senior Notes due 2018 for 11.25% Priority Guarantee Notes due 2021

(b) There is no proposed principal underwriter for the New Secured Notes that are to be issued under the Indenture that is to be qualified under this Application.

CAPITAL SECURITIES

13.	Capitalization.

(a) The following tables set forth certain information with respect to each authorized class of securities of the Applicants as of the date of this Application.

The Company

Title of Class	Amount Authorized	Amount Outstanding
Common Stock, par value $0.10 per share	500,000,000	500,000,000
9.0% Priority Guarantee Notes Due 2019 (1)	N/A	1,999,815,000
9.0% Priority Guarantee Notes Due 2021 (1)	N/A	1,750,000,000
11.25% Priority Guarantee Notes Due 2021 (1)(2)	N/A	870,546,000
9.0% Priority Guarantee Notes Due 2022 (1)	N/A	1,000,000,000
10.625% Priority Guarantee Notes Due 2023 (1)	N/A	950,000,000
14.0% Senior Notes due 2021 (1)(3)	N/A	2,235,471,975
Legacy Notes: (4)
5.50% Senior Notes due 2016 (5)	N/A	57,100,000
6.875% Senior Notes Due 2018	N/A	175,000,000
7.25% Senior Notes Due 2027	N/A	300,000,000

(1)	These securities are guaranteed on a senior basis by each of the Guarantors.
(2)	Includes $180.8 million aggregate principal amount of 11.25% Priority Guarantee Notes due 2021 held by the Company’s subsidiaries.
(3)	Includes $453.9 million aggregate principal amount of 14% Senior Notes due 2021 held by the Company’s subsidiaries.
(4)	These securities are not guaranteed by the Guarantors.
(5)	Held by the Company’s wholly-owned subsidiary, Clear Channel Holdings, Inc.

The Guarantors

Company Name	Title of Class	Amount Authorized	Amount Outstanding
AMFM Broadcasting Licenses, LLC	Membership Interest	N/A	N/A
AMFM Broadcasting, Inc.	Common Stock, $0.10 per share	1,000	1,000
AMFM Operating Inc.	Common Stock, par value $0.01 per share	1,040	1,040
AMFM Radio Licenses, LLC	Membership Interest	N/A	N/A
AMFM Texas Broadcasting, LP	Partnership shares	N/A	N/A
AMFM Texas Licenses, LLC	Membership Interest	N/A	N/A
AMFM Texas, LLC	Membership Interest	N/A	N/A
Broader Media, LLC	Membership Interest	N/A	N/A
Capstar Radio Operating Company	Common Stock, par value $0.10 per share	1,000	100
Capstar TX, LLC	Membership Interest	N/A	N/A
CC Broadcast Holdings, Inc.	Common Stock, without par value	1,000	1,000
CC Finco, LLC	Membership Interest	N/A	N/A
CC Finco Holdings, LLC	Membership Interest	N/A	N/A
CC Licenses, LLC	Membership Interest	N/A	N/A
CCOI Holdco Parent II, LLC	Membership Interest	N/A	N/A

Company Name	Title of Class	Amount Authorized	Amount Outstanding
Christal Radio Sales, Inc.	Common Stock, par value $1.00 per share	1,000	1,000
Cine Guarantors II, Inc.	Common Stock, par value $1.00 per share	25,000	100
Citicasters Co.	Class A Common Stock, no par value	1,000	100
	Class B Common Stock, no par value	1,000	100
Citicasters Licenses, Inc.	Common Stock, par value $1.00 per share	1,000	1,000
Clear Channel Broadcasting Licenses, Inc.	Common Stock, par value $0.10 per share	1,000	100
Clear Channel Investments, Inc.	Common Stock, par value $0.10 per share	1,000	1,000
Clear Channel Metro, LLC	Membership Interest	N/A	N/A
Clear Channel Mexico Holdings, Inc.	Common Stock, without par value	1,000	2
Clear Channel Real Estate, LLC	Membership Interest	N/A	N/A
Critical Mass Media, Inc.	Common Stock, no par value	750	100
iHeartMedia Capital I, LLC	Membership Interest	N/A	N/A
iHeartMedia + Entertainment, Inc.	Common Stock, $0.10 per share	1,000	100
iHeartMedia Management Services, Inc.	Common Stock, par value $0.01 per share	1,000	100
iHeartMedia Tower Co. Holdings, LLC	Membership Interest	N/A	N/A
iHM Identity, Inc.	Common Stock, par value $0.01 per share	1,000	100
Katz Communications, Inc.	Common Stock, par value $0.01 per share	1,000	1,000
Katz Media Group, Inc.	Common Stock, par value $0.01 per share	1,000	1,000
Katz Millennium Sales & Marketing Inc.	Common Stock, par value $0.10 per share	10,000	10,000
Katz Net Radio Sales, Inc.	Common Stock. par value $1.00 per share	10,000	100
M Street Corporation	Common Stock, without par value	100,000	1,000
Premiere Networks, Inc.	Common Stock, par value $0.01 per share	14,000	2,909.601
	Class A common stock, par value $0.010 per share	20,000	0
	Preferred Stock, $0.01 per share	5,000	0
Terrestrial RF Licensing, Inc.	Common Stock, par value $0.010 per share	1,000	1,000
TTWN Networks, LLC	Membership Interest	N/A	N/A
TTWN Media Networks, LLC	Membership Interest	N/A	N/A

(b) Each holder of common stock of the Company and the Guarantors that are corporations has one vote on all matters to be voted upon by stockholders with no cumulative voting rights. The Guarantors that are limited liability companies have a sole member and are either controlled by such sole member (in the case of AMFM Radio Licenses, LLC, AMFM Texas, LLC, Broader Media, LLC, CC Finco, LLC CC Finco Holdings, LLC, Clear

Channel Metro, LLC, CCOI Holdco Parent II, LLC, iHeartMedia Tower Co. Holdings, LLC, TTWN Networks, LLC and TTWN Media Networks, LLC) or a board of managers (in the case of AMFM Broadcasting Licenses, LLC, AMFM Texas Licenses, LLC, Capstar TX, LLC, CC Licenses, LLC, Clear Channel Real Estate, LLC and iHeartMedia Capital I, LLC). The Guarantors that are partnerships are controlled by their general partner.

Holders of the series of notes of the Company listed above have the voting rights with respect to the respective series of notes set forth under the respective indenture.

INDENTURE SECURITIES

14.	Analysis of Indenture Provisions.

The New Secured Notes will be subject to the new Indenture to be entered into among the Company, the Guarantors, the trustee named therein (the “Trustee”) and the collateral agent named therein. The following is a general description of certain provisions expected to be included in the Indenture, and the description is qualified in its entirety by reference to the form of Indenture to be filed as Exhibit T3C herewith. The Company has not entered into the Indenture as of the date of this filing, and the terms of the Indenture are subject to change before it is executed. Capitalized terms used below and not defined herein have the meanings ascribed to them in the Indenture.

(a)	Events of Default; Withholding of Notice.

The occurrence of any of the following events will constitute an Event of Default under the Indenture: (1) default in payment when due and payable, upon redemption, acceleration or otherwise, of principal of, or premium, if any, on the New Secured Notes; (2) default for 30 days or more in the payment when due of interest on or with respect to the New Secured Notes; (3) failure by the Issuer or any Guarantor for 60 days after receipt of written notice given by the Trustee or the Holders of not less than 25.0% in principal amount of the then outstanding New Secured Notes (with a copy to the Trustee) to comply with any of its obligations, covenants or agreements (other than a default referred to in clauses (1), (2) or (8) below; (4) default under any mortgage, indenture or instrument under which there is issued or by which there is secured or evidenced any Indebtedness for money borrowed by the Issuer or any of its Restricted Subsidiaries or the payment of which is guaranteed by the Issuer or any of its Restricted Subsidiaries, other than Indebtedness owed to the Issuer or a Restricted Subsidiary, whether such Indebtedness or guarantee now exists or is created after the issuance of the New Secured Notes, if both: (a) such default either results from the failure to pay any principal of such Indebtedness at its stated final maturity (after giving effect to any applicable grace periods) or relates to an obligation other than the obligation to pay principal of any such Indebtedness at its stated final maturity and results in the holder or holders of such Indebtedness causing such Indebtedness to become due prior to its stated final maturity; and (b) the principal amount of such Indebtedness, together with the principal amount of any other such Indebtedness in default for failure to pay principal at stated final maturity (after giving effect to any applicable grace periods), or the maturity of which has been so accelerated, an aggregate amount to be determined at any one time outstanding; (5) failure by the Issuer or any other Significant Party to pay final non-appealable judgments aggregating in excess of an amount to be determined, which final judgments remain unpaid, undischarged and unstayed for a period of more than 90 days after such judgments become final, and in the event such judgments are covered by insurance, an enforcement proceeding has been commenced by any creditor upon such judgments or decrees which is not promptly stayed; (6) certain events of bankruptcy or insolvency with respect to the Issuer or any other Significant Party (to the extent permitted by law); (7) the Guarantee of any Significant Party shall for any reason cease to be in full force and effect or be declared null and void or any responsible officer of any Guarantor that is a Significant Party, as the case may be, denies in writing that it has any further liability under its Guarantee or gives written notice to such effect, other than by reason of the termination of the Indenture or the release of any such Guarantee in accordance with the Indenture; (8) the security interest in the Collateral created under any Security Document shall, at any time, cease to be in full force and effect and constitute a valid and perfected Lien with the priority required by the Indenture for any reason other than the satisfaction in full of all obligations under the Indenture and discharge of the Indenture or in accordance with the terms of the Intercreditor Agreements or the Security Documents or any security interest created under any Security Document shall be invalid or unenforceable, in each case, on any material portion of the Collateral purported to be covered thereby, or the Issuer or any Guarantor required to grant a security interest in Collateral shall assert, in any pleading in any court of competent jurisdiction, that any such security interest is invalid or unenforceable and in each case such failure or such assertion shall have continued uncured or unrescinded for a period of 30 days; or (9) failure of any Person required by the terms of the Indenture to be a Guarantor as of the Issue Date to execute a supplemental indenture to the Indenture within five Business Days following the Issue Date.

If any Event of Default (other than an Event of Default specified in clause (6) above occurs and is continuing under the Indenture, the Trustee or the Holders of at least 25.0% in principal amount of the then total outstanding New Secured Notes (with a copy to the Trustee) may declare the principal, premium, if any, interest and any other monetary obligations on all the then outstanding Notes to be due and payable immediately. Upon the effectiveness of such declaration, such principal, premium, if any, and interest shall be due and payable immediately. The Trustee shall have no obligation to accelerate the New Secured Notes if, in the best judgment of the Trustee, acceleration is not in the best interest of the Holders of the New Secured Notes.

Notwithstanding the foregoing, in the case of an Event of Default arising under clause (6) above with respect to the Issuer, all outstanding New Secured Notes shall be due and payable without further action or notice.

If a Default occurs and is continuing and if it is actually known to the Trustee, the Trustee shall send to Holders of Notes a notice of the Default within 90 days after it occurs. The Trustee may withhold from the Holders notice of any continuing Default, except a Default relating to the payment of principal, premium, if any, or interest, if it determines that withholding notice is in their interest.

(b)	Authentication and Delivery of New Secured Notes; Application of Proceeds.

At least one Officer shall execute the New Secured Notes on behalf of the Issuer by manual or facsimile signature.

If an Officer whose signature is on a New Secured Note no longer holds that office at the time such New Secured Note is authenticated, such New Secured Note shall nevertheless be valid.

A New Secured Note shall not be entitled to any benefit under the Indenture or be valid or obligatory for any purpose until authenticated by the manual or facsimile signature of the Authentication Agent. The signature shall be conclusive evidence that the New Secured Note has been duly authenticated and delivered under the Indenture.

On the Issue Date, the Authentication Agent shall, upon receipt of an Issuer Order (an “Authentication Order”), authenticate and deliver the Initial Notes. In addition, at any time, from time to time, the Authentication Agent shall upon receipt of an Authentication Order authenticate and deliver any Additional Notes for an aggregate principal amount specified in such Authentication Order for such Additional Notes issued under the Indenture.

The Trustee may appoint an authenticating agent acceptable to the Issuer to authenticate New Secured Notes. An authenticating agent may authenticate New Secured Notes whenever the Trustee may do so. Each reference in the Indenture to authentication by the Trustee includes authentication by such agent. An authenticating agent has the same rights as an Agent to deal with Holders or an Affiliate of the Issuer.

The New Secured Notes shall be issuable in minimum denominations of $1.0 and integral multiples of $1.0 thereafter.

The Company will not receive any proceeds from the issuance of the New Secured Notes pursuant to the Plan of Reorganization.

(c)	Release of Collateral.

Collateral may be released from the Lien and security interest created by the Security Documents at any time or from time to time in accordance with the provisions of the Security Documents, the Intercreditor Agreements or as provided in the Indenture, including upon sales or other dispositions of assets in compliance with the covenant entitled “Asset Sales,” the designation of a Restricted Guarantor as an Unrestricted Subsidiary with respect to the property and assets of such entity, upon release of any Guarantor from its guarantee (with respect to the Guarantor’s assets securing such guarantee), pursuant to an amendment or waiver in accordance with the Indenture and as provided in the Intercreditor Agreements.

(d)	Satisfaction and Discharge.

The Indenture shall be discharged and shall cease to be of further effect as to all the New Secured Notes and the Security Documents and pledges thereunder will be released, when either:

(2) all New Secured Notes theretofore authenticated and delivered, except lost, stolen or destroyed Notes which have been replaced or paid and Notes for whose payment money has theretofore been deposited in trust, have been delivered to the Authentication Agent for cancellation; or

(3)

(a) all New Secured Notes not theretofore delivered to the Authentication Agent for cancellation have become due and payable by reason of the making of a notice of redemption or otherwise, shall become due and payable within one year or are to be called for redemption and redeemed within one year under arrangements satisfactory to the Trustee, the Registrar and the Paying Agent for the giving of notice of redemption by the Trustee, the Registrar or the Paying Agent in the name, and at the expense, of the Issuer, and the Issuer or any Guarantor has irrevocably deposited or caused to be deposited with the Paying Agent as trust funds in trust solely for the benefit of the Holders of the New Secured Notes cash in U.S. dollars, Government Securities, or a combination thereof, in such amounts as will be sufficient without consideration of any reinvestment of interest to pay and discharge the entire indebtedness on the New Secured Notes not theretofore delivered to the Authentication Agent for cancellation for principal, premium, if any, and accrued interest to the date of maturity or redemption thereof, as the case may be;

(b) no Default (other than that resulting from borrowing funds to be applied to make such deposit or any similar and simultaneous deposit relating to other Indebtedness and, in each case, the granting of Liens in connection therewith) with respect to the Indenture or the New Secured Notes shall have occurred and be continuing on the date of such deposit or shall occur as a result of such deposit and such deposit will not result in a breach or violation of, or constitute a default under any Senior Credit Facilities or any other material agreement or instrument governing Indebtedness (other than the Indenture) to which the Issuer or any Guarantor is a party or by which the Issuer or any Guarantor is bound (other than resulting from any borrowing of funds to be applied to make such deposit and any similar and simultaneous deposit relating to other Indebtedness and, in each case, the granting of Liens in connection therewith);

(c) the Issuer has paid or caused to be paid all sums payable by it under the Indenture; and

(d) the Issuer has delivered irrevocable instructions to the Trustee, the Registrar and the Paying Agent to apply the deposited money toward the payment of the New Secured Notes at maturity or the redemption date, as the case may be.

In addition, the Issuer must deliver an Officer’s Certificate and an Opinion of Counsel to the Trustee stating that all conditions precedent to satisfaction and discharge have been satisfied.

(e)	Evidence of Compliance with Conditions and Covenants.

The Issuer shall deliver to the Trustee, within 120 days after the end of each fiscal year ending after the Issue Date, a certificate from the principal executive officer, principal financial officer or principal accounting officer stating that a review of the activities of the Issuer and its Restricted Subsidiaries during the preceding fiscal year has been made under the supervision of the signing Officer with a view to determining whether the Issuer has kept, observed, performed and fulfilled its obligations under the Indenture, and further stating, as to such Officer signing such certificate, that to the best of his or her knowledge the Issuer has kept, observed, performed and fulfilled each and every condition and covenant contained in the Indenture during such fiscal year and is not in default in the performance or observance of any of the terms, provisions, covenants and conditions of the Indenture (or, if a Default shall have occurred, describing all such Defaults of which he or she may have knowledge and what action the Issuer is taking or proposes to take with respect thereto).

When any Default has occurred and is continuing under the Indenture of which the Issuer is aware, or if the Trustee or the holder of any other evidence of Indebtedness of the Issuer or any Subsidiary of the Issuer gives any notice or takes any other action with respect to a claimed Default of which the Issuer is aware, the Issuer shall promptly (which shall be no more than five Business Days) deliver to the Trustee an Officer’s Certificate specifying such event and what action the Issuer proposes to take with respect thereto.

15.	Other Obligors.

Other than the Applicants, no other person is an obligor with respect to the New Secured Notes.

CONTENTS OF APPLICATION FOR QUALIFICATION

This Application for Qualification comprises:

(a)	Pages numbered 1 to 20, consecutively.

(b)	The Statement of Eligibility and Qualification on Form T-1 of the trustee under the Indenture to be qualified.*

(c)	The following exhibits in addition to those filed as part of the Statement of Eligibility and Qualification of the trustee:

Exhibit T3A.1	Restated Articles of Incorporation, as amended, of iHeartCommunications, Inc. (Incorporated by reference to Exhibit 3.1 to the iHeartCommunications, Inc. Registration Statement on Form S-4 (File No. 333-200971) filed on December 15, 2014).

Exhibit T3A.2	Certificate of Formation of iHeartMedia Capital I, LLC, as amended (Incorporated by reference to Exhibit 3.3 to the iHeartCommunications, Inc. Form S-4 filed on December 16, 2014).

Exhibit T3A.3	Certificate of Incorporation of AMFM Broadcasting, Inc. (Incorporated by reference to Exhibit 3.1.5 to the iHeartCommunications, Inc. Registration Statement on Form S-4 filed on March 30, 2009).

Exhibit T3A.4	Amended and Restated Certificate of Incorporation of AMFM Operating Inc. (Incorporated by reference to Exhibit 3.1.9 to the iHeartCommunications, Inc. Registration Statement on Form S-4 filed on March 30, 2009).

Exhibit T3A.5	Certificate of Formation of Citicasters Licenses, Inc. (Incorporated by reference to Exhibit 3.1.29 to the iHeartCommunications, Inc. Registration Statement on Form S-4 filed on March 30, 2009).

Exhibit T3A.6	Certificate of Incorporation of Capstar Radio Operating Company (Incorporated by reference to Exhibit 3.1.19 to the iHeartCommunications, Inc. Registration Statement on Form S-4 filed on March 30, 2009).

Exhibit T3A.7	Articles of Incorporation of CC Broadcast Holdings, Inc. (Incorporated by reference to Exhibit 3.1.21 to the iHeartCommunications, Inc. Registration Statement on Form S-4 filed on March 30, 2009).

Exhibit T3A.8	Certificate of Incorporation of Christal Radio Sales, Inc. (Incorporated by reference to Exhibit 3.1.26 to the iHeartCommunications, Inc. Registration Statement on Form S-4 filed on March 30, 2009).

Exhibit T3A.9	Articles of Incorporation of Cine Guarantors II, Inc. (Incorporated by reference to Exhibit 3.1.27 to the iHeartCommunications, Inc. Registration Statement on Form S-4 filed on March 30, 2009).

Exhibit T3A.10	Certificate of Amended Articles of Incorporation of Citicasters Co. (Incorporated by reference to Exhibit 3.1.28 to the iHeartCommunications, Inc. Registration Statement on Form S-4 filed on March 30, 2009).

Exhibit T3A.11	Articles of Incorporation of Clear Channel Broadcasting Licenses, Inc., as amended (Incorporated by reference to Exhibit 3.1.31 to the iHeartCommunications, Inc. Registration Statement on Form S-4 filed on March 30, 2009).

Exhibit T3A.12	Articles of Incorporation of iHeartMedia+Entertainment, Inc., as amended (Incorporated by reference to Exhibit 3.23 to the iHeartCommunications, Inc. Form S-4 filed on December 16, 2014).

Exhibit T3A.13	Certificate of Formation of iHM Identity, Inc., as amended (Incorporated by reference to Exhibit 3.25 to the iHeartCommunications, Inc. Form S-4 filed on December 16, 2014).

Exhibit T3A.14	Articles of Incorporation of Clear Channel Investments, Inc. (Incorporated by reference to Exhibit 3.1.38 to the iHeartCommunications, Inc. Registration Statement on Form S-4 filed on March 30, 2009).

Exhibit T3A.15	Certificate of Formation of iHeartMedia Management Services, Inc., as amended. (Incorporated by reference to Exhibit 3.31 to the iHeartCommunications, Inc. Form S-4 filed on December 16, 2014).

Exhibit T3A.16	Articles of Incorporation of Clear Channel Mexico Holdings, Inc. (Incorporated by reference to Exhibit 3.1.40 to the iHeartCommunications, Inc. Registration Statement on Form S-4 filed on March 30, 2009).

Exhibit T3A.17	Articles of Incorporation of Critical Mass Media, Inc., as amended (Incorporated by reference to Exhibit 3.1.45 to the iHeartCommunications, Inc. Registration Statement on Form S-4 filed on March 30, 2009).

Exhibit T3A.18	Restated Certificate of Incorporation of Katz Communications, Inc. (Incorporated by reference to Exhibit 3.1.50 to the iHeartCommunications, Inc. Registration Statement on Form S-4 filed on March 30, 2009).

Exhibit T3A.19	Certificate of Incorporation of Katz Media Group, Inc., as amended (Incorporated by reference to Exhibit 3.1.51 to the iHeartCommunications, Inc. Registration Statement on Form S-4 filed on March 30, 2009).

Exhibit T3A.20	Certificate of Incorporation of Katz Millennium Sales & Marketing Inc., as amended (Incorporated by reference to Exhibit 3.1.52 to the iHeartCommunications, Inc. Registration Statement on Form S-4 filed on March 30, 2009.

Exhibit T3A.21	Certificate of Incorporation of Katz Net Radio Sales, Inc., as amended (Incorporated by reference to Exhibit 3.1.53 to the iHeartCommunications, Inc. Registration Statement on Form S-4 filed on March 30, 2009).

Exhibit T3A.22	Articles of Incorporation of M Street Corporation (Incorporated by reference to Exhibit 3.1.55 to the iHeartCommunications, Inc. Registration Statement on Form S-4 filed on March 30, 2009).

Exhibit T3A.23	Certificate of Incorporation of Premiere Networks, Inc., as amended (Incorporated by reference to Exhibit 3.49 to the iHeartCommunications, Inc. Form S-4 filed on December 16, 2014).

Exhibit T3A.24	Articles of Incorporation of Terrestrial RF Licensing, Inc. (Incorporated by reference to Exhibit 3.1.58 to the iHeartCommunications, Inc. Registration Statement on Form S-4 filed on March 30, 2009).

Exhibit T3A.25	Certificate of Formation of CC Licenses, LLC (Incorporated by reference to Exhibit 3.1.23 to the iHeartCommunications, Inc. Registration Statement on Form S-4 filed on March 30, 2009).

Exhibit T3A.26	Certificate of Formation of Clear Channel Real Estate, LLC, as amended (Incorporated by reference to Exhibit 3.1.41 to the iHeartCommunications, Inc. Registration Statement on Form S-4 filed on March 30, 2009).

Exhibit T3A.27	Certificate of Formation of AMFM Broadcasting Licenses, LLC (Incorporated by reference to Exhibit 3.1.4 to the iHeartCommunications, Inc. Registration Statement on Form S-4 filed on March 30, 2009).

Exhibit T3A.28	Certificate of Formation of AMFM Radio Licenses, LLC, as amended (Incorporated by reference to Exhibit 3.1.11 to the iHeartCommunications, Inc. Registration Statement on Form S-4 filed on March 30, 2009).

Exhibit T3A.29	Certificate of Formation of AMFM Texas, LLC (Incorporated by reference to Exhibit 3.1.15 to the iHeartCommunications, Inc. Registration Statement on Form S-4 filed on March 30, 2009).

Exhibit T3A.30	Certificate of Limited Partnership of AMFM Texas Broadcasting, LP, as amended (Incorporated by reference to Exhibit 3.1.13 to the iHeartCommunications, Inc. Registration Statement on Form S-4 filed on March 30, 2009).

Exhibit T3A.31	Certificate of Formation of AMFM Texas Licenses, LLC (Incorporated by reference to Exhibit 3.65 to the iHeartCommunications, Inc. Registration Statement on Form S-4 filed on June 24, 2011).

Exhibit T3A.32	Certificate of Formation of Capstar TX, LLC (Incorporated by reference to Exhibit 3.67 to the iHeartCommunications, Inc. Registration Statement on Form S-4 filed on June 24, 2011).

Exhibit T3A.33	Certificate of Formation of CC Finco Holdings, LLC (Incorporated by reference to Exhibit 3.1.22 to the iHeartCommunications, Inc. Registration Statement on Form S-4 filed on March 30, 2009).

Exhibit T3A.34	Certificate of Formation of Broader Media, LLC.

Exhibit T3A.35	Certificate of Formation of CC Finco, LLC.

Exhibit T3A.36	Certificate of Formation of CCOI Holdco Parent II, LLC.

Exhibit T3A.37	Certificate of Incorporation of Clear Channel Metro, LLC.

Exhibit T3A.38	Certificate of Formation of iHeartMedia Tower Co. Holdings, LLC.

Exhibit T3A.39	Articles of Organization of TTWN Media Networks, LLC.

Exhibit T3A.40	Certificate of Formation of TTWN Networks, LLC.

Exhibit T3B.1	Seventh Amended and Restated Bylaws, as amended, of iHeartCommunications, Inc. (Incorporated by reference to Exhibit 3.2 to the iHeartCommunications, Inc. Annual Report on Form 10-K for the year ending December 31, 2007).

Exhibit T3B.2	Limited Liability Company Agreement of iHeartMedia Capital I, LLC (Incorporated by reference to Exhibit 3.2.33 to the iHeartCommunications, Inc. Registration Statement on Form S-4 filed on March 30, 2009).

Exhibit T3B.3	Amended and Restated Bylaws of AMFM Broadcasting, Inc. (Incorporated by reference to Exhibit 3.2.5 to the iHeartCommunications, Inc. Registration Statement on Form S-4 filed on March 30, 2009).

Exhibit T3B.4	Bylaws of AMFM Operating Inc. (Incorporated by reference to Exhibit 3.2.9 to the iHeartCommunications, Inc. Registration Statement on Form S-4 filed on March 30, 2009).

Exhibit T3B.5	Bylaws of Citicasters Licenses, Inc. (Incorporated by reference to Exhibit 3.2.29 to the iHeartCommunications, Inc. Registration Statement on Form S-4 filed on March 30, 2009).

Exhibit T3B.6	Bylaws of Capstar Radio Operating Company (Incorporated by reference to Exhibit 3.2.19 to the iHeartCommunications, Inc. Registration Statement on Form S-4 filed on March 30, 2009).

Exhibit T3B.7	Bylaws of CC Broadcast Holdings, Inc. (Incorporated by reference to Exhibit 3.2.21 to the iHeartCommunications, Inc. Registration Statement on Form S-4 filed on March 30, 2009).

Exhibit T3B.8	Amended and Restated Bylaws of Christal Radio Sales, Inc. (Incorporated by reference to Exhibit 3.2.26 to the iHeartCommunications, Inc. Registration Statement on Form S-4 filed on March 30, 2009).

Exhibit T3B.9	Amended and Restated Bylaws of Cine Guarantors II, Inc. (Incorporated by reference to Exhibit 3.2.27 to the iHeartCommunications, Inc. Registration Statement on Form S-4 filed on March 30, 2009).

Exhibit T3B.10	Amended and Restated Regulations of Citicasters Co. (Incorporated by reference to Exhibit 3.2.28 to the iHeartCommunications, Inc. Registration Statement on Form S-4 filed on March 30, 2009).

Exhibit T3B.11	Amended and Restated Bylaws of Clear Channel Broadcasting Licenses, Inc. (Incorporated by reference to Exhibit 3.2.31 to the iHeartCommunications, Inc. Registration Statement on Form S-4 filed on March 30, 2009).

Exhibit T3B.12	Amended and Restated Bylaws of iHeartMedia+Entertainment, Inc. (Incorporated by reference to Exhibit 3.2.32 to the iHeartCommunications, Inc. Registration Statement on Form S-4 filed on March 30, 2009).

Exhibit T3B.13	Bylaws of iHM Identity, Inc. (Incorporated by reference to Exhibit 3.2.37 to the iHeartCommunications, Inc. Registration Statement on Form S-4 filed on March 30, 2009).

Exhibit T3B.14	Bylaws of Clear Channel Investments, Inc. (Incorporated by reference to Exhibit 3.2.38 to the iHeartCommunications, Inc. Registration Statement on Form S-4 filed on March 30, 2009).

Exhibit T3B.15	Bylaws of iHeartMedia Management Services, Inc. (Incorporated by reference to Exhibit 3.2.39 to the iHeartCommunications, Inc. Registration Statement on Form S-4 filed on March 30, 2009).

Exhibit T3B.16	Bylaws of Clear Channel Mexico Holdings, Inc. (Incorporated by reference to Exhibit 3.2.40 to the iHeartCommunications, Inc. Registration Statement on Form S-4 filed on March 30, 2009).

Exhibit T3B.17	Amended and Restated Regulations of Critical Mass Media, Inc. (Incorporated by reference to Exhibit 3.2.45 to the iHeartCommunications, Inc. Registration Statement on Form S-4 filed on March 30, 2009).

Exhibit T3B.18	Bylaws of Katz Communications, Inc. (Incorporated by reference to Exhibit 3.2.50 to the iHeartCommunications, Inc. Registration Statement on Form S-4 filed on March 30, 2009).

Exhibit T3B.19	Bylaws of Katz Media Group, Inc. (Incorporated by reference to Exhibit 3.2.51 to the iHeartCommunications, Inc. Registration Statement on Form S-4 filed on March 30, 2009).

Exhibit T3B.20	Amended and Restated Bylaws of Katz Millennium Sales & Marketing Inc. (Incorporated by reference to Exhibit 3.2.52 to the iHeartCommunications, Inc. Registration Statement on Form S-4 filed on March 30, 2009).

Exhibit T3B.21	Amended and Restated Bylaws of Katz Net Radio Sales, Inc. (Incorporated by reference to Exhibit 3.2.53 to the iHeartCommunications, Inc. Registration Statement on Form S-4 filed on March 30, 2009).

Exhibit T3B.22	Amended and Restated Bylaws of M Street Corporation (Incorporated by reference to Exhibit 3.2.55 to the iHeartCommunications, Inc. Registration Statement on Form S-4 filed on March 30, 2009).

Exhibit T3B.23	Amended and Restated Bylaws of Premiere Networks, Inc. (Incorporated by reference to Exhibit 3.2.56 to the iHeartCommunications, Inc. Registration Statement on Form S-4 filed on March 30, 2009).

Exhibit T3B.24	Amended and Restated Bylaws of Terrestrial RF Licensing, Inc. (Incorporated by reference to Exhibit 3.2.58 to the iHeartCommunications, Inc. Registration Statement on Form S-4 filed on March 30, 2009).

Exhibit T3B.25	Limited Liability Company Agreement of CC Licenses, LLC (Incorporated by reference to Exhibit 3.2.23 to the iHeartCommunications, Inc. Registration Statement on Form S-4 filed on March 30, 2009).

Exhibit T3B.26	Limited Liability Company Agreement of Clear Channel Real Estate, LLC (Incorporated by reference to Exhibit 3.2.41 to the iHeartCommunications, Inc. Registration Statement on Form S-4 filed on March 30, 2009).

Exhibit T3B.27	Amended and Restated Limited Liability Company Agreement of AMFM Broadcasting Licenses, LLC (Incorporated by reference to Exhibit 3.2.4 to the iHeartCommunications, Inc. Registration Statement on Form S-4 filed on March 30.

Exhibit T3B.28	Limited Liability Company Agreement of AMFM Radio Licenses, LLC, as amended (Incorporated by reference to Exhibit 3.2.11 to the iHeartCommunications, Inc. Registration Statement on Form S-4 filed on March 30, 2009).

Exhibit T3B.29	Amended and Restated Limited Liability Company Agreement of AMFM Texas, LLC (Incorporated by reference to Exhibit 3.2.15 to the iHeartCommunications, Inc. Registration Statement on Form S-4 filed on March 30, 2009).

Exhibit T3B.30	Agreement of Limited Partnership of AMFM Texas Broadcasting, LP (Incorporated by reference to Exhibit 3.2.13 to the iHeartCommunications, Inc. Registration Statement on Form S-4 filed on March 30, 2009).

Exhibit T3B.31	Company Agreement of AMFM Texas Licenses, LLC (Incorporated by reference to Exhibit 3.66 to the iHeartCommunications, Inc. Registration Statement on Form S-4 filed on June 24, 2011).

Exhibit T3B.32	Company Agreement of Capstar TX, LLC (Incorporated by reference to Exhibit 3.68 to the iHeartCommunications, Inc. Registration Statement on Form S-4 filed on June 24, 2011).

Exhibit T3B.33	Limited Liability Company Agreement of CC Finco Holdings, LLC (Incorporated by reference to Exhibit 3.2.22 to the iHeartCommunications, Inc. Registration Statement on Form S-4 filed on March 30, 2009).

Exhibit T3B.34	Limited Liability Company Agreement of Broader Media, LLC.

Exhibit T3B.35	Limited Liability Company Agreement of CC Finco, LLC.

Exhibit T3B.36	Limited Liability Company Agreement of CCOI Holdco Parent II, LLC.

Exhibit T3B.37	Limited Liability Company Agreement of Clear Channel Metro, LLC.

Exhibit T3B.38	Limited Liability Company Agreement of iHeartMedia Tower Co. Holdings, LLC.

Exhibit T3B.39	Limited Liability Company Agreement of TTWN Media Networks, LLC.

Exhibit T3B.40	Limited Liability Company Agreement Of TTWN Networks, LLC.

Exhibit T3C*	Form of new Indenture Governing the New Secured Notes.

Exhibit T3D	Not applicable.

Exhibit T3E.1*	Disclosure Statement relating to the Amended Joint Plan of Reorganization of iHeartMedia, Inc., et al. pursuant to Chapter 11 of the Bankruptcy Code.

Exhibit T3E.2*	Amended Joint Plan of Reorganization of iHeartMedia, Inc., et al. pursuant to Chapter 11 of the Bankruptcy Code.

Exhibit T3F*	Cross-reference sheet (included in Exhibit T3C).

Exhibit T3G*	Form T-1 qualifying the Trustee under the new Indenture to be qualified pursuant to this Form T-3.

Exhibit T3H	Structure Chart.

*	To be filed by amendment.

SIGNATURES

Pursuant to the requirements of the Trust Indenture Act of 1939, iHeartCommunications, Inc., a corporation incorporated under the laws of Texas, has duly caused this Application to be signed on its behalf by the undersigned, thereunto duly authorized, and its seal to be hereunto affixed and attested, all in the city of San Antonio, Texas on September 26, 2018.

(SEAL)		IHEARTCOMMUNICATIONS, INC.

Attest:	/s/ Shannon Stolle	By:	/s/ Brian Coleman
Name:	Shannon Stolle		Name:	Brian Coleman
			Title:	Senior Vice President and Treasurer

Pursuant to the requirements of the Trust Indenture Act of 1939, the undersigned Guarantors have duly caused this Application to be signed on their behalf by the undersigned, thereunto duly authorized, and its seal to be hereunto affixed and attested, all in the city of San Antonio, Texas on September 26, 2018.

(SEAL)			AMFM BROADCASTING LICENSES, LLC
AMFM BROADCASTING, INC.
Attest:	/s/ Shannon Stolle		AMFM OPERATING INC.
Name:	Shannon Stolle		AMFM RADIO LICENSES, LLC
AMFM TEXAS BROADCASTING, LP
AMFM TEXAS LICENSES, LLC
AMFM TEXAS, LLC
BROADER MEDIA, LLC
CAPSTAR RADIO OPERATING COMPANY
CAPSTAR TX, LLC
CC BROADCAST HOLDINGS, INC.
CC LICENSES, LLC
CC FINCO, LLC
CC FINCO HOLDINGS, LLC
CCOI HOLDCO PARENT II, LLC
CHRISTAL RADIO SALES, INC.
CINE GUARANTORS II, INC.
CITICASTERS CO.
CITICASTERS LICENSES, INC.
CLEAR CHANNEL BROADCASTING LICENSES, INC.
CLEAR CHANNEL INVESTMENTS, INC.
CLEAR CHANNEL METRO, LLC
CLEAR CHANNEL MEXICO HOLDINGS, INC.
CLEAR CHANNEL REAL ESTATE, LLC
CRITICAL MASS MEDIA, INC.
IHEARTMEDIA + ENTERTAINMENT, INC.
IHEARTMEDIA MANAGEMENT SERVICES, INC.
IHEARTMEDIA TOWER CO. HOLDINGS, LLC
IHM IDENTITY, INC.
KATZ COMMUNICATIONS, INC.
KATZ MEDIA GROUP, INC.
KATZ MILLENNIUM SALES & MARKETING INC.
KATZ NET RADIO SALES, INC.
M STREET CORPORATION
PREMIERE NETWORKS, INC.
TERRESTRIAL RF LICENSING, INC.
TTWN NETWORKS, LLC
TTWN MEDIA NETWORKS, LLC

		By:	/s/ Brian Coleman
			Name:	Brian Coleman
			Title:	Senior Vice President, Assistant Secretary and Treasurer

Pursuant to the requirements of the Trust Indenture Act of 1939, the undersigned Guarantor has duly caused this Application to be signed on their behalf by the undersigned, thereunto duly authorized, and its seal to be hereunto affixed and attested, all in the city of San Antonio, Texas on September 26, 2018.

(SEAL)		IHEARTMEDIA CAPITAL I, LLC

Attest:	/s/ Shannon Stolle	By:	/s/ Brian Coleman
Name:	Shannon Stolle		Name:	Brian Coleman
			Title:	Senior Vice President and Treasurer